Exhibit 99.1

VivoPower International PLC Reports Unaudited Financial Results

For the Six Months Ended December 31, 2019

LONDON, United Kingdom, February 25, 2020 (GLOBE NEWSWIRE) – VivoPower International PLC (Nasdaq: VVPR) (“VivoPower” or the “Company”), an international solar and critical power company, today announced its results for the six months ended December 31, 2019.

Highlights for the Six Months Ended December 31, 2019:

•	Revenue of $31.4 million, up 63% over same period in prior year;

•	Gross profit in Critical Power Services increased by 80% to $5.6 million, on the strength of 66% revenue growth and improved margins in this segment;

•	Further 42% ($2.1 million annualized) reduction in Corporate Office and Solar Development overheads;

•	Positive adjusted EBITDA of $5.5 million for the period;

•	Total profit after tax for the period of $1.1 million; and

•	Earnings per share (EPS) of $0.12.

“We are very pleased with the financial results for the year to date; reporting a profit for the first time since March 31, 2017,” said Art Russell, VivoPower’s Interim Chief Executive Officer. “Returning to sustained profitability has been our primary strategic objective and this been accomplished through the dedication and hard work of our team to expand the business into sectors with strong tailwinds, optimize our operations, reduce costs, and focus on profitability.”

Kevin Chin, VivoPower’s Chairman, added: “We have had to overcome a myriad of challenges for VivoPower since its IPO. The focus, dedication and resilience of the leadership team over the past 12 months has been key to the strong turnaround and growth of VivoPower, particularly in Australia. Our objective now is to build on the base that we have created and continue to scale up the business in a sustainable and profitable manner. In addition, we remain very focused on driving value creation for our US solar portfolio with a view to maximizing proceeds from monetization. This will then pave the way to consideration of a strategic pivot at the appropriate time, as previously flagged.”

About VivoPower

VivoPower is an international solar and critical power services business, providing critical energy infrastructure generation and distribution solutions to a diverse range of commercial and industrial customers, including the development, construction, and sale of photovoltaic solar projects.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Investor Relations

shareholders@vivopower.com

Financial Results for the Six Months Ended December 31, 2019

The Company and its subsidiaries (the “Group”) generated revenue of $31.4 million, gross profit of $5.6 million, operating profit of $4.6 million, and net profit of $1.1 million in the first half of the current fiscal year. This compares to the same period in the prior year when the Group generated revenue of $19.3 million, gross profit of $3.4 million, an operating loss of $1.4 million, and a net loss of $3.1 million.

Management analyses our business in three reportable segments: Critical Power Services, Solar Development, and Corporate Office. Critical Power Services is represented by J.A. Martin Electrical Pty Ltd (“J.A. Martin”) and Kenshaw Electrical Pty Limited (“Kenshaw”) operating in Australia with a focus on the design, supply, installation and maintenance of power and control systems. Solar Development is the development and sale of commercial and utility scale photovoltaic (“PV”) solar power projects in the U.S. and Australia. Corporate Office is the Company’s corporate functions, including costs to maintain the Nasdaq public company listing, comply with applicable SEC reporting requirements, and related investor relations and is located in the United Kingdom.

The following are the results of continuing operations by reportable segment:

Six months ended December 31, 2019 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Revenue from contracts with customers	$31,314	$64	$-	$31,378
Costs of sales	(25,759)	(20)	-	(25,779)
Gross profit	5,555	44	-	5,599
General and administrative expenses	(1,366)	(242)	(1,157)	(2,765)
Gain/(loss) on sale of assets	16	2,665	(10)	2,671
Depreciation and amortization	(845)	(13)	(2)	(860)
Operating profit/(loss)	3,360	2,454	(1,169)	4,645
Restructuring costs	(43)	(219)	(578)	(840)
Finance expense – net	(783)	(4)	(845)	(1,632)
Profit/(loss) before taxation	2,534	2,231	(2,592)	2,173
Income tax	(1,009)	(23)	-	(1,032)
Profit/(loss) for the period	$1,525	$2,208	$(2,592)	$1,141

Six months ended December 31, 2018 (US dollars in thousands)	Critical Power Services	Solar Development	Corporate Office	Total
Revenue from contracts with customers	$18,861	$445	$-	$19,306
Costs of sales	(15,773)	(162)	-	(15,934)
Gross profit	3,088	283	-	3,371
General and administrative expenses	(1,602)	(1,225)	(1,204)	(4,031)
Gain/(loss) on sale of assets	(29)	74	-	45
Depreciation and amortization	(624)	(141)	(4)	(770)
Operating profit/(loss)	833	(1,010)	(1,208)	(1,385)
Restructuring costs	-	-	(844)	(844)
Finance expense – net	(766)	(51)	(857)	(1,674)
Profit/(loss) before taxation	67	(1,060)	(2,910)	(3,903)
Income tax	165	719	(67)	817
Profit/(loss) for the period	$232	$(341)	$(2,977)	$(3,087)

Revenue

Total revenue in the first half of the current fiscal year was $31.4 million, up from $19.3 million in the first half of the prior fiscal year.

Revenue from the Critical Power Services businesses, Kenshaw and J.A. Martin, was $31.3 million for the period, an increase of 66% over the $18.9 million earned in the comparative period, due entirely to organic growth as the Company capitalized on the strong market tailwinds in the solar, data storage and healthcare sectors, with new contracts for power generation installation and long-term service contracts.

Revenue from the Solar Development business in the current fiscal year of $0.1 million is comprised of operating revenue from solar projects in Australia. This compares to the $0.4 million Solar Development revenue earned in the same period of the prior year, comprised of $0.2 million final distribution from the two North Carolina projects, NC-31 and NC-47, sold in May 2018 (the “NC Projects”) and $0.2 million final Solar Renewable Energy Certificates (“SREC”) revenue recorded on sale of NC projects.

Revenue by geographic area is as follows:

	Six Months Ended December 31
(US dollars in thousands)	2019	Year-to-Year Change	2018
United States	$-	(416)	$416
Australia	31,378	12,488	18,890
United Kingdom	-	-	-
Total revenue	$31,378	12,072	$19,306

Cost of sales

Cost of sales in the first half of the current fiscal year was $25.8 million, compared to $15.9 million in the first half of the prior fiscal year. Cost of sales in the first half of the current year is comprised of $25.8 million of material and labor related to Critical Power Services sales. In the first half of the prior fiscal year, cost of sales was comprised of $15.7 million of material and labor costs related to Critical Power Services sales and $0.2 million cost of outstanding SRECs at completion of the sale of VivoRex LLC (“VivoRex”) in July 2019.

Gross profit

Gross profit is equal to revenue less cost of sales and totaled $5.6 million for the six months ended December 31, 2019, compared to $3.4 million in the prior year. Critical Power Services have improved gross margins to 17.7% in the first half of the current fiscal year, compared to 16.4% for the six months ended December 31, 2018, leveraging gross profit higher from the significant revenue growth in the business. The growth in revenue and margin improvement has resulted in a $2.5 million increase in gross profit from Critical Power Services, at $5.6 million, compared to $3.1 million for the six months ended December 31, 2018.

General and administrative expenses

General and administrative expenses consist primarily of operational expenses, including director fees, employee salaries and benefits, professional fees, insurance, travel, IT, office and other expenses. General and administrative expenses for the first half of the current fiscal year were $2.8 million, compared to $4.0 million in the prior fiscal year, a reduction of 31%, year-on-year. This has been achieved through continued focus on cost reduction initiatives. The savings have been principally achieved through further headcount reduction, particularly in the USA.

Gain on sale of assets

The total gain on sale of assets for the period of $2.7 million, includes a $2.3 million gain on sale of VivoRex. The Company sold its 100% interest in VivoRex in July 2019 for $1 and recorded a gain for accounting purposes of $2.3 million as a result of the disposal of onerous contract obligations of $2.0 million and other liabilities of $0.3 million, net of cash and other current assets.

VivoPower Pty Limited in Australia sold its portfolio of Sun Connect solar projects in October 2019. The $0.3 million gain on sale comprised consideration $1.1 million, less $0.8 million net book value of intangible project costs. A further $0.1 million of gains on sale of other solar projects was also recorded in the period.

Depreciation and amortization

Depreciation and amortization charges were $0.4 million and $0.4 million, respectively, in the first half of the current fiscal year, compared to $0.3 million and $0.5 million in the first half of the prior fiscal year. Amortization costs relate to the amortization of intangible assets generated on the acquisition of VivoPower Australia and Aevitas in 2016.

Restructuring costs

Restructuring costs by nature are one-time incurrences, and therefore, we believe have no bearing on the financial performance of our business. To enable comparability in future periods, the costs are disclosed separately on the face of our Consolidated Statement of Comprehensive Income. These costs arose as a result of strategic restructuring of the business commenced in prior periods, to align operations, personnel, and business development activities to focus on a fewer number of areas of activity that we believe have more potential to generate profitability and return.

The $0.8 million of costs recognized in the current period represent $0.7 million incurred in legal fees to resolve certain disputes related to employee separations arising from the restructuring; to date, VivoPower has not lost any of these claims. A further $0.1 million relates to severance costs for employee separations as a result of the restructuring.

Finance expense

Finance expenses were $1.6 million in the first half of the current fiscal year, compared to $1.7 million in the first half of the prior fiscal year.

Income tax expense

We are subject to income tax for the period ended December 31, 2019 at rates of 19%, 21%, and 30% in the United Kingdom, the United States, and Australia, respectively, and we use estimates in determining our provision for income taxes.

Financial Position

Intangible assets have decreased $1.1 million from $31.8 million at June 30, 2019, to $30.7 million at December 31, 2019, resulting from disposal of $0.9 million of Sun Connect assets in October 2019 and $0.4 million amortization, offset by $0.3 million capitalized assets on investment in new solar projects in Australia.

Restricted cash is being held as security for bank guarantees provided to customers in support of performance obligations under power services contracts.

Trade and other receivables of $13.1 million at December 31, 2019, have decreased $1.9 million from $15.0 million at June 30, 2019, primarily due to timing of customer collections and lower seasonal sales volumes in December in Kenshaw.

Assets held for sale within current assets at December 31, 2019 of $13.5 million represents the Company’s investment in a 50% joint venture with an early-stage solar development company, Innovative Solar Systems, LLC, to develop a diversified portfolio of 35 utility-scale solar projects in 9 states across the United States, representing a total electricity generating capacity of approximately 1.8 gigawatts, through an investment entity called Innovative Solar Ventures I, LLC (the “ISS Joint Venture”). The asset held for sale represents the committed development expenditure on the ISS Joint Venture which has been capitalized and accounted for under the equity accounting method. The Company has been actively marketing the sale of these projects and expects to monetize these assets within the next twelve months.

Trade and other payables of $15.8 million as at December 31, 2019, has decreased $7.7 million from $23.5 million at June 30, 2019, principally comprising a reduction in contract liabilities, due to timing of contract billing and cash collection ahead of revenue recognition on contracts in Kenshaw and other timing differences.

Provisions decreased by $1.9 million from $3.8 million at June 30, 2019, to $1.9 million at December 31, 2019 as a result of the sale of VivoRex in July 2019, including $2.0 million of onerous contract provisions.

As of December 31, 2019, the Company had $21.4 million of loans and borrowings outstanding, compared to $21.7 million at June 30, 2019, comprised of the following:

(US dollars in thousands)	December 31 2019	June 30 2019
Current liabilities
Debtor invoice finance facility	$826	$901
Lease liabilities	883	660
Shareholder loan	626	766
	$2,335	$2,327
Non-current liabilities
Lease liabilities	839	1,117
Shareholder loan	18,242	18,242
	$19,081	$19,359

In August 2018, the Company secured a $3.6 million (AU$5 million) debtor finance facility to support the growing working capital requirements of its power services businesses. The facility is secured by a fixed charge over the debtors’ book and floating charge over all other assets of J.A. Martin and Kenshaw. As at December 31, 2019, $0.8 million were drawn against these facilities, as compared to $0.9 million drawn against these facilities as at June 30, 2019.

Lease liabilities have decreased from $1.8 million at June 30, 2019 to $1.7 million at December 31, 2019, due to agreed lease payments.

The current shareholder loan is due to Arowana International Limited (“Arowana”), the Company’s majority shareholder, bears interest at 10.0% per annum paid monthly in arrears and is unsecured. Repayment is due as restricted cash held for bank guarantee security is released.

The non-current shareholder loan is also due to Arowana, bears interest at 8.5% per annum paid monthly in advance and is unsecured. No repayment of principal is required until July 2021, and then is repayable in nine equal monthly instalments. Terms of the loan require that 50% of the net proceeds over $10 million from sale of the majority of the ISS Joint Venture or substantially all the Company’s Critical Power Services assets be directed to loan repayment. As at December 31, 2019, the Company owed $1,4 million of interest to Arowana in respect of this loan, which is accrued as a current liability in trade and other payables, however Arowana has agreed to not accelerate any payment of principal in respect of this default before January 2021. Subsequent to December 31, 2019, the Company entered into a binding term sheet to refinance the shareholders loans – see Subsequent Events below.

Cash Flow

Cash and cash equivalents have decreased from $7.1 million at June 30, 2019, to $2.8 million at December 31, 2019. The $4.4 million reduction is a result of $2.3 million cash from operations and $1.1 million proceeds on the sale of Sun Connect solar projects, offset by $5.5 million increase in working capital investment due to stronger than budgeted revenue growth, $1.6 million debt service and $0.8 million of other investing and financing outflows.

Business Overview

VivoPower is an international solar and critical power services business, providing critical energy infrastructure generation and distribution solutions to a diverse range of commercial and industrial customers throughout Australia, including the development, construction, and sale of photovoltaic (“PV”) solar projects. In addition, the Company continues to focus on the monetization of its portfolio of U.S. solar projects, with a view to using the proceeds to execute a strategic redeployment.

Over the past six months, the Company has focused on continued growth and optimization of our Critical Power Services businesses, resulting in 66% year-over-year revenue growth, stronger margins (17.7% vs. 16.4%), reduced overhead costs, and a 303% increase in operating profit in this segment.

In October 2019, the Australian solar operation successfully monetized the Sun Connect portfolio for $1.2 million, representing a 2.0x multiple of invested capital and an unlevered IRR of 20.1% before tax over the life of the Company’s investment.

Our primary focus continues to be maximizing the value of our U.S. portfolio of solar projects held in the ISS Joint Venture. We expect that our current strategy will produce meaningful progress on monetizing these assets in the next twelve months.

Critical Power Services

VivoPower, through its wholly owned Australian subsidiaries, J.A. Martin and Kenshaw, provide critical energy infrastructure generation and distribution solutions including the design, supply, installation and maintenance of power and control systems to commercial and industrial customers and is considered a trusted power adviser. J.A. Martin and Kenshaw are headquartered in the Hunter Valley and Newcastle region, which is the most densely populated industrial belt in Australia. Structural and cyclical factors have created a strong operating environment for our Critical Power Services businesses, particularly the strong growth in infrastructure investment, recovery in the mining sector, and increasing demand for data centers and solar farms.

The revenue from these businesses grew to $31.3 million for the six months ended December 31, 2019, an increase of 66% over the same period in the prior year. This represents 82% of the $37.8 million revenue reported in this segment for the entire twelve months ended March 31, 2019, and more than 2.3 times the $13.5 million reported for the three months ended June 30, 2019.

In addition, a focus on pricing, efficiency, and profitable business generation, has resulted in gross margins increasing from 16.4% in the comparative period to 17.7% in the six months ended December 31, 2019. The increased revenue combined with improved margins has driven gross profit up 80%, to $5.6 million, compared $3.1 million in the prior period. This revenue growth and margin improvement was accomplished while overhead costs were trimmed by 14.7% during the period. Strong business development, effective execution, and increased efficiency has driven a 303% increase in operating profit to $3.4 million in this segment, compared to $0.8 million in the prior period.

Most importantly to the long-term growth and sustainability of these businesses is that this revenue growth has come from largely new industry sectors, encompassing solar, data centers, hospitals and aged care facilities which are all sectors buoyed by significant growth tailwinds.

In particular, J.A. Martin has seen its revenue base transform over the last eighteen months, with an increasing contribution from the rapidly growing solar farm sector, whereas historically it has had greater reliance on mining, utilities and general industrials sectors. This was a deliberate strategy pivot with a focus on both the entire engineering, procurement, and construction (“EPC”) value chain for solar farms, but also on providing electrical contracting services to larger solar projects than J.A. Martin themselves could otherwise provide EPC services. Their strategy is to focus on the small and medium scale solar projects segment of the market, which is less competitive, offers better margins, and significant growth opportunities. This growth outlook is already reflected the current order book at December 31, 2019, which includes $5.5 million of solar projects under contract, of which only $1.4 million has been completed to December 31, 2019. J.A. Martin’s current business development pipeline includes a further eight projects worth an aggregate of $44 million for which they expect to be prime contenders.

Similarly, Kenshaw has strategically positioned itself to expand its customer base to encompass growth sectors like data centers and health services infrastructure, including hospitals and aged care facilities. Kenshaw has completed another record period in generator supply and installations for data centers and has also successfully completed two major contracts to provide backup power generation upgrades to active treatment hospitals, securing their reputation for performance and competitiveness in this segment.

Solar Development - Australia

In October 2019, VivoPower successfully monetized its remaining Sun Connect portfolio of 53 operating solar projects spread across five Australian states for US$1.1 million. VivoPower originally acquired the Sun Connect portfolio of 68 commercial and industrial sites totaling 1.6 megawatts (“MW”) in December 2015 and individual projects have been sold in the intervening period. Over the life of the Company’s investment, the sale represents a 2.0x multiple of invested capital and an unlevered IRR of 20.1% before tax.

VivoPower is continuing to develop and finance new small to medium sized solar projects throughout Australia, both individually and with experienced partners. In July 2018, VivoPower entered into an investment agreement with ITP, a global leader in renewable energy engineering, strategy, construction, and energy sector analytics, to develop a portfolio of utility-scale solar projects in New South Wales, Australia, to an aggregate minimum target of 50 MW. Under the terms of the investment agreement, VivoPower funds up to 1.4 cents per watt (AC) of development costs per project in exchange for a 60% equity stake in each project, with an opportunity to achieve a sale and transfer at multiple stages, as early as shovel-ready. The projects may be developed on a merchant basis, while also offering excellent opportunities for corporate or municipal offsite power purchase agreements to be sought on an opportunistic basis during the development period.

The Company commenced development of the first project under the ITP investment agreement, Yoogali Solar Farm, in July 2018. Yoogali is a 15 MW project that is expected to receive connection approval later in 2020. The approval timing was delayed from original estimates due to an increasingly rigorous Australian regulatory approval process for projects over 5 MW in size. This increased scrutiny is being driven by the number of new solar projects coming on-line in certain areas of Australia resulting in network stability issues and causing delays to new project approval. Projects under 5MW are not subject to the same approval process and, at present, are not experiencing the same delays as larger projects. Accordingly, we are examining the options available to accelerate Yoogali through downsizing or division of the solar farm into smaller projects. A second 5MW solar project under the ITP agreement, the Daisy Hill Solar Farm, is under development and is expected to complete development and connection approval by June 2020.

VivoPower believes its continued focus and investment in the Australian solar market is strategic, not only for the returns which it can provide but also for the pipeline of potential EPC work it can provide to J.A. Martin. However, the current regulatory environment for approval of larger grid-connected projects has resulted in a strategic realignment to focus on sub-5MW and customer-connected (behind-the-meter) commercial and industrial projects where there is greater certainty regarding the development, timing, and delivery process. We believe there is substantial opportunity in this market and that both through our network within the solar industry and by leveraging the portfolio of large commercial and industrial clients available through J.A. Martin and Kenshaw, the focus of our business will shift increasingly to this segment of the market.

Solar Development – United States

The Company’s key objective in the United States continues to be the monetization of its portfolio of U.S. solar projects, with a view to using the proceeds to execute a strategic pivot for the Company in the next twelve months.

VivoPower’s portfolio of U.S. solar projects is held by Innovative Solar Ventures I, LLC (“ISS Joint Venture”), a joint venture with an affiliate of Innovative Solar. The ISS Joint Venture provides a 50% ownership in a diversified portfolio of 35 solar projects in 9 states across the United States, with a combined potential electrical generating capacity of 1.6 GW-AC.

The portfolio originally consisted of 38 projects, however, as would be expected, over time the economic attractiveness of projects are continually evaluated to ensure that resources are focused on projects within the portfolio with the greatest opportunity for return. Accordingly, to December 31, 2019, three projects have been discontinued due to interconnection costs, an unfinanceable power purchase regime, or landowners being unwilling to extend leases. We are in confidential discussions with our joint venture partner on initiatives to ensure that the value of the ISS Joint Venture project portfolio does not decay and is maximized, ahead of any monetization. In addition, work continues to progress with regards to project optimization and positioning for corporate PPAs.

The remainder of the projects are in various stages of development and all are being actively marketed for sale with an expectation of full realization within the next twelve months. None of these projects have been written up in value and continue to be carried at cost.

Subsequent Events

Subsequent to December 31, 2019, the Company entered into a binding term sheet with Arowana to refinance the existing current and non-current shareholders loans, including unpaid interest, and recent additional short term borrowing of $0.6 million. The new loan will bear interest at 10%, be subject to an annual line fee of 2%, be secured by a second charge over the assets of the Company’s subsidiary, Aevitas Group Limited, and mature on March 31, 2022. The loan requires no interest or fee payments unless the Company sells one of its Critical Power Services businesses or another material liquidity event occurs. Principal payments are due in equal monthly installments commencing July 2021 to the end of the term.

FINANCIAL TABLES FOLLOW

VivoPower International PLC

Consolidated Statement of Comprehensive Income

For the Six Months Ended December 31, 2019

 (Unaudited)

	Six months ended December 31
(US dollars in thousands, except per share amounts)	2019	2018
Revenue from contracts with customers	$31,378	$19,306
Cost of sales	(25,779)	(15,934)
Gross profit	5,599	3,371
General and administrative expenses	(2,765)	(4,031)
Gain on sale of assets	2,671	45
Depreciation of property, plant and equipment	(427)	(292)
Amortization of intangible assets	(433)	(478)
Operating profit/(loss)	4,645	(1,385)
Restructuring costs	(840)	(844)
Finance expense	(1,632)	(1,674)
Profit/(loss) before income tax	2,173	(3,903)
Income tax	(1,032)	817
Profit/(loss) for the period	1,141	(3,087)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Currency translation differences recognized directly in equity	443	(931)
Total comprehensive income/(loss) for the period	$1,584	$(4,018)

Earnings per share	USD	USD
Basic	$0.12	$(0.30)
Diluted	$0.12	$(0.30)

VivoPower International PLC

Consolidated Statement of Financial Position

As at December 31, 2019

	December 31 2019	June 30 2019
(US dollars in thousands)	Unaudited	Audited
ASSETS
Non-current assets
Property, plant and equipment	$2,653	$2,951
Intangible assets	30,737	31,762
Deferred tax assets	2,182	2,113
Total non-current assets	35,572	36,826

Current assets
Cash and cash equivalents	2,751	7,129
Restricted cash	761	632
Trade and other receivables	13,147	14,992
Assets classified as held for sale	13,530	13,530
Total current assets	30,189	36,283

TOTAL ASSETS	$65,761	$73,109

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables	$16,896	$24,639
Income tax liability	1,396	449
Provisions – current	1,721	1,718
Loans and borrowings	2,335	2,327
Total current liabilities	22,348	29,133

Non-current liabilities
Loans and borrowings	19,081	19,359
Provisions	154	2,100
Deferred tax liabilities	1	1
Total non-current liabilities	19,236	21,460
Total liabilities	41,584	50,593

Equity
Share capital	163	163
Share premium	40,215	40,215
Cumulative translation reserve	(1,836)	(2,279)
Other reserves	20,090	20,076
Accumulated deficit	(34,532)	(35,659)
Non-controlling interest	77	-
Total Equity	24,177	22,516

TOTAL EQUITY AND LIABILITIES	$65,761	$73,109

VivoPower International PLC

Consolidated Statement of Cash Flow

For the Six Months Ended December 31, 2019

(Unaudited)

	Six months ended December 31
(US dollars in thousands)	2019	2018
Profit/(loss) before income tax	$2,173	$(3,093)
Income tax	(154)	(284)
Finance expense	1,632	1,674
Depreciation of property, plant and equipment	427	292
Amortization of intangible assets	433	478
Gain on sale of assets	(2,707)	(142)
Increase in equity instruments	538	515
Decrease/(increase) in trade and other receivables	1,714	(902)
Increase in trade and other payables	(7,292)	(715)
Increase in provisions	104	(570)
Net cash used in operating activities	(3,132)	(2,990)

Cash flows from investing activities
Proceeds on sale of investments	1,202	8,880
Proceeds on sale of property plant and equipment	-	-
Purchase of property plant and equipment	(129)	(501)
Investment in capital projects	(270)	(140)
Net cash from investing activities	803	8,275

Cash flows from financing activities
Debtor finance (repayments)/borrowings	(75)	797
Financing agreement repayments	-	(3,978)
Loans from related parties	(140)	(675)
Increase in restricted cash	(129)	(1,312)
Finance lease repayments/borrowings	(55)	504
Finance expense	(1,632)	(1,674)
Net cash used in financing activities	(2,031)	(6,339)

Net decrease in cash and cash equivalents	(4,358)	(1,053)
Effect of exchange rate movements on cash held	(20)	(54)
Cash and cash equivalents at the beginning of the period	7,129	1,899
Cash and cash equivalents at the end of the period	$2,751	$792

VivoPower International PLC

Consolidated Statement of Changes in Equity

For the Six Months Ended December 31, 2019

 (Unaudited)

(US dollars in thousands)	Share Capital	Share Premium	Other Reserves	Cumulative Translation Reserve	Accumulated Deficit	Non- controlling Interest	Total Equity
At July 1, 2018	$163	$40,215	$18,383	$(1,122)	$(24,292)	$-	$33,347

Total comprehensive loss for the period	-	-	-	(931)	(3,086)	-	(4,017)
Other reserves	-	-	-	-	90	-	90
At December 31, 2018	163	40,215	18,383	(2,053)	(27,288)	-	29,420

Total comprehensive loss for the period	-	-	-	(227)	(7,940)	-	(8,168)
Other reserves	-	-	1,693	2	(431)	-	1,264
At June 30, 2019	163	40,215	20,076	(2,279)	(35,659)	-	22,516

Total comprehensive profit for the period	-	-	-	443	1,141	-	1,584
Other reserves	-	-	14		(14)	77	77
At December 31, 2019	$163	$40,215	$20,090	$(1,836)	$(34,532)	$77	$24,177